Exhibit (a)(5)(B)
For Immediate Release — June 16, 2009
Telular Announces Preliminary Results of Tender Offer
CHICAGO, IL USA—Telular Corporation (NASDAQ: WRLS)
Telular Corporation, a global leader in connecting businesses and machines over wireless networks, today announced the preliminary results of its modified “Dutch Auction” tender offer to repurchase up to two million shares of common stock, which expired at 12:01 a.m., New York City time, on Tuesday, June 16, 2009.
In accordance with the terms and conditions of the tender offer, and based upon a preliminary count by the depositary for the tender offer, Telular expects to purchase 2,344,857 shares of its common stock at a price of $2.25 per share, for a total amount of approximately $5.3 million (excluding fees and expenses relating to the tender offer). The 2,344,857 shares expected to be purchased are comprised of the 2,000,000 shares Telular offered to purchase and 344,857 shares to be purchased pursuant to Telular’s right to purchase up to an additional 2% of the shares outstanding immediately prior to the commencement of the tender offer. The 2,344,857 shares expected to be purchased represent approximately 14% of the shares outstanding on June 15, 2009. The total number of shares tendered was 2,451,969.
The 2,344,857 shares to be purchased and the $2.25 price per share are preliminary and include 86,168 shares tendered by notice of guaranteed delivery. Stockholders who tendered their shares by delivering a notice of guaranteed delivery prior to the expiration of the tender offer must deliver the related shares and required documents to the depositary within three business days of their execution of the notice of guaranteed delivery.
Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased, the price per share and the proration factor will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase, and return of all other shares tendered and not purchased, will occur promptly thereafter.

“We are pleased with the preliminary results of the tender offer and believe this was a prudent use of cash and a highly attractive investment for the Company,” commented Joe Beatty, CEO of Telular Corporation. “Telular continues to focus on generating cash, maintaining a strong balance sheet and building shareholder value.”
Okapi Partners, LLC (“Okapi”) is acting as the information agent for the tender offer. For questions and information about the tender offer, please call Okapi at 1-877-285-5990.
About Telular
Telular Corporation provides event monitoring and wireless access solutions for business and residential customers, enabling devices such as phones, faxes, computers and commercial machinery to be connected using wireless technology. With over 20 years of experience in the wireless industry, Telular Corporation has developed solutions to deliver remote access for voice and data without significant network investment or disruption. Headquartered in Chicago, Telular Corporation has additional offices in Atlanta and Miami. For more information, please visit www.telular.com.
Investor Relations Contact:
Brinlea Johnson
The Blueshirt Group
(212)-551-1453
brinlea@blueshirtgroup.com